August 2, 2005

By Facsimile and E-mail

Mr. Jim B. Rosenberg

Mr. Frank Wyman

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Facsimile No.: 1-202-772-9217

E-mail: (c/o wymanf@sec.gov)

Re:	Millea Holdings, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2004

(File No. 000-31376)

Dear Messrs. Rosenberg and Wyman:

On behalf of Millea Holdings, Inc. (“Millea Holdings”), we are responding to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 16, 2005 relating to Millea Holdings’ annual report on Form 20-F for the fiscal year ended March 31, 2004 (the “2004 Form 20-F”).

In connection with responding to the Staff’s comments, we can advise you that Millea Holdings acknowledges that:

•	Millea Holdings is responsible for the adequacy and accuracy of the disclosure in its filings required under the Securities Exchange Act of 1934;

•	Staff comments or any changes to disclosure made in response to comments do not foreclose the Commission from taking any action with respect to the 2004 Form 20-F; and

Securities and Exchange Commission	August 2, 2005

•	Millea Holdings may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Millea Holdings’ responses to the Staff’s comments are set forth below. References to “we”, “us” and “our” in the responses set forth below are to Millea Holdings, unless the context otherwise requires.

Comment 1:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices, page 43

1.	Your discussion does not appear to include an analysis of the uncertainties in applying these accounting policies or quantification of the related variability in operating results that you expect to be reasonably likely to occur. Your disclosures should provide investors with a full understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Please refer to Section V of SEC Release No. FR-72. For each of your critical accounting policies except for loss reserves addressed in the next comment, please provide us information about the uncertainties in applying these critical accounting policies, the historical accuracy of these critical accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future, and tell us why you have not provided these disclosures in your filing.

Response:

We note the Staff’s comment. While we believe our current 2004 Form 20-F accurately discloses our critical accounting policies for the fiscal year ended March 31, 2004, we confirm that in future Form 20-F filings we will seek to provide additional details outlining accounting policies which may be material in respect of the financial reporting periods presented.

In particular, in our annual report on Form 20-F for the fiscal year ended March 31, 2005 (the “2005 Form 20-F”), we currently expect to provide a more detailed explanation of our “impairment of securities available for sale” and “valuation allowance for loan losses” accounting policies. We believe this additional information, together with changes and additions to our accounting

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policies for policy liabilities and accruals (addressed in Comment 2 below), will significantly enhance our overall critical accounting policies disclosure.

Please see Annex 1 attached hereto for a form of the current draft disclosure we expect to include in our 2005 Form 20-F in respect of Comment 1.

Comment 2:

2.	We believe that your disclosure regarding policy liabilities and accruals could be improved to better explain the judgments and uncertainties surrounding these estimates and the potential impact on your financial statements. We believe that disclosures explaining the likelihood that materially different amounts would be reported under different conditions or using different assumptions is consistent with the objective of Management’s Discussion and Analysis. Please provide the following information to us for each of your lines of business.

•	Tell us the reserves accrued as of the latest balance sheet date presented. The total of these amounts should agree to the amount presented on the balance sheet.

•	Tell us the range of loss reserve estimates as determined by your actuaries. Tell us the key assumptions used to arrive at management’s best estimate of loss reserves within that range and what specific factors led management to believe this amount rather than any other amount within the range represented the best estimate of incurred losses.

•	Tell us the existence and the effect of known trends in claim frequency and severity on future operations, financial condition, and liquidity and capital resources.

•	For each of your longer-tail businesses such as earthquake, environmental or other exposures, tell us the existence and effects of known trends, events and uncertainties on future operations, financial condition, and liquidity and capital resources.

•	Tell us why you have not provided the above information in your MD&A to provide investors information about these critical accounting estimates.

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Response:

We note the Staff’s comment. While we believe our current 2004 Form 20-F accurately discloses our accounting policies for policy liabilities and accruals for the fiscal year ended March 31, 2004, we confirm that in future Form 20-F filings we will seek to provide additional details outlining our policies in this area. In particular, in our 2005 Form 20-F we currently expect to provide a more detailed explanation of our actuarial and reserve methodology which will comment on:

•	expected variability and trends;

•	losses, claims and loss adjustment expenses liability; and

•	actual loss development information pertaining to insured events that have occurred in the past.

Please see Annex 2 attached hereto for a form of the current draft disclosure we expect to include in our 2005 Form 20-F in respect of Comment 2. As described therein, we use actuarial methods to determine our best estimate of policy liabilities and accruals rather than a range of estimates. Certain items in Annex 2 appear in bullet form since the calculation of 2004 and 2003 data will be affected by our reclassification of internal reporting as described in Annex 9 and the reclassified numbers are not yet available. We expect to provide data for these periods, along with the 2005 data, in our 2005 Form 20-F.

Comment 3:

Liquidity and Capital Resources, page 70

3.	It appears that your discussion of cash flows focuses primarily on caption changes in the consolidated statement of cash flows and that your discussion of liquidity focuses primarily on insurance industry matters, which is not commensurate with a robust discussion of your liquidity and capital resources. Please provide us insight into your cash requirements as well as your sources and uses of cash, other material factors necessary to an understanding of your cash flows, and the indicative value of historical cash flows consistent with Section IV of SEC Release No. FR-72. Where there has been material variability in historical cash flows, describe the underlying reasons for these changes, as well as the reasonably likely impact of known trends and uncertainties on your payment of claims. In your response, integrate this discussion with existing disclosure in contractual obligations, asset/liability management, and investments and tell us why you have not included the information requested in this comment in your filing.

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Response:

We note the Staff’s comment. While we believe our current 2004 Form 20-F accurately discloses our liquidity and capital resources position for the fiscal year ended March 31, 2004, we confirm that in future Form 20-F filings we will seek to provide additional details outlining and explaining our liquidity and capital resources. In particular, in our 2005 Form 20-F we currently expect to add commentary on our asset-liability management experience for investment-type deposits (deposits, annuity and pension) and liquidity management for catastrophic natural disasters, including earthquakes and typhoons.

Please see Annex 3 attached hereto for a form of the current draft disclosure we expect to include in our 2005 Form 20-F in respect of Comment 3.

Comment 4:

Contractual Obligations, page 72

4-1.	Please tell us why estimated payments associated with your policy liabilities and accruals and investment deposits by policyholders were excluded from the contractual obligation table as it appears that these liabilities represent future legal obligations. Due to the significance of these future legal obligations, we believe that inclusion of these amounts in the contractual obligation table will allow investors to more fully evaluate your liquidity and capital resources. The purpose of SEC Release No. FR-67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items is inconsistent with the objective of Item 303(a)(5) of Regulation S-K.

Response:

We note the Staff’s comment in respect of proposed tabular estimated payment obligations disclosure. Since these obligations constitute liabilities for which payments are not reasonably fixed or determinable, we continue to believe that this disclosure is appropriately not included in our contractual obligations table. In response to the Staff’s comment, however, we propose to add footnote disclosure to clarify that these potential liabilities are excluded from the tabular disclosure and to indicate the reasons for exclusion.

Please see Annex 4 attached hereto for a form of the current draft disclosure we expect to include in our 2005 Form 20-F in respect of Comment 4.

4-2.	Explain to us why your “Cash Flows” discussion did not address the impact of these payments and other factors on liquidity at the subsidiary level.

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Response:

We note the Staff’s comment in respect of the impact of contractual payment obligations and other factors on our liquidity. While we believe our current 2004 Form 20-F accurately discloses our liquidity position for the fiscal year ended March 31, 2004, we confirm that in future Form 20-F filings we will seek to provide additional details outlining and explaining our liquidity. In particular, in our 2005 Form 20-F we currently expect to add commentary on the contractual payment obligations and other factors that impact our liquidity.

Please see Annex 3 attached hereto for a form of the current draft disclosure we expect to include in our 2005 Form 20-F in respect of Comment 4.

Comment 5:

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Basis of Presentation and Significant Account Policies

(n) Investment Deposits by Policyholders, page F-14

5.	We are unable to locate your disclosure of the financial statement classification of retained maturity refunds and whether the retained maturity refunds are legally or in substance available to fund claim losses, which were addressed in our comment letter to you, dated April 11, 2003. Please tell us where you have provided this disclosure or why it was omitted from your filing. Explain to us the factors that would cause a difference between the present value of future payments of maturity refunds of contracts in force and the present value of the savings portion of future premiums, i.e. refund provisions, and the financial statement classification of refund provisions. Tell us the amount of retained maturity refunds and refund provisions for each period presented.

Response:

We note the Staff’s comment. The table set forth below highlights the location of our current 2004 Form 20-F disclosure responsive to the Staff’s comment, as well as proposed changes in our 2005 Form 20-F intended to clarify this disclosure:

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Staff Comment	Location and Text of Current 2004 Form 20-F Disclosure Related to Staff Comment	Proposed Change to Clarify Disclosure
“disclosure of financial statement classification of retained maturity refunds”	Page F-15: The premium for the savings portion of the contract is accounted for as an increase to liabilities for refunds captioned “investment deposits by policyholders”.

Deposit accounting is utilized for the savings portion of the contract. Accordingly, premiums received for the savings portion of outstanding contracts are recorded as liabilities captioned “investment deposits by policyholders”.

Investment deposits by policyholders are accreted using the interest rate method based on the present value of expected payments on the investment portion of outstanding contracts, without deductions for future surrender penalties. The amount of expected payments includes estimated retained maturity refunds from “total loss” policies, which are paid to other holders of maturing policies.

“whether the retained maturity refunds are legally or in substance available to fund claim losses”	Page F-15: The deposit premiums are not used to fund indemnity claims in the case of a total loss.	The use of deposit premiums, including retained maturity refunds, are legally restricted for the benefit of policyholders making investment deposits and cannot be used to fund indemnity claims in the case of a total loss or any other losses. Accordingly, we do not use, in fact and in substance, retained maturity refunds to fund such claims.

The difference between the present value of future payments of maturity refunds of contracts in force and the present value of the savings portion of future premiums represents the balance recorded as a liability captioned “investment deposits by policyholders”. The main factors for determining this liability include the maturity value of investment contracts outstanding and the discount and total loss forfeiture rates applied to these contracts.

Our consolidated financial statements included in our 2004 Form 20-F referred to both “investment deposits by policyholders” and “refund provisions”. To clarify the references, in our consolidated financial statements to be included in our 2005 Form 20-F, we expect to refer only to “investment deposits by policyholders”. This change will be reflected as follows:

Securities and Exchange Commission	August 2, 2005

Location and Text of Current Form 20-F Disclosure	Proposed Changes to Disclosure
Page F-15: At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force less the present value of the savings portion of future premiums is accounted for as refund provisions.	At the end of each fiscal year, “investment deposits by policyholders” are adjusted to reflect the present value of contracts in force.

As noted above, the estimated amount of retained maturity refunds are factored into “investment deposits by policyholders”, and for this reason, we normally do not separately track the amount of retained maturity refunds for each period. We note for the Staff that retained maturity refunds have a weighted average annual frequency of approximately 0.05% and based on this ratio, the retained maturity refunds during the years ended March 31, 2004 and 2003 were approximately ¥1,154 million and ¥1,210 million, respectively.

Comment 6:

6.	Please explain to us the contractual definition of “total loss”, the related trigger points that relieve you from your obligation to make “maturity refunds” and the nature and magnitude of additional payments that may be made depending upon your investment performance during the term of the policy. Tell us how you account for such estimated additional payments.

Response:

In response to the Staff’s comment we note that a “total loss” is generally defined in our contract documentation as the complete destruction of an insured property or the death or significant permanent disability of an insured person. Typically, the policyholder forfeits the right to a maturity refund when the total loss claim is paid from the insurance portion of a combined insurance/investment contract. We believe that retention of the maturity refund in a total loss situation is more appropriately characterized as a mechanism to fund maturity refunds on other contracts (as is consistent with the design of our pricing for these products). Accordingly, in such circumstances, we do not use maturity refunds to fund the total loss. Furthermore, without special regulatory approval, we are legally restricted from utilizing such forfeited funds to fund insurance contract losses. Instead, we fund payments made to policyholders in “total loss” situations by using reserves established from time to time in connection with the insurance portion of the relevant contracts.

By contrast, we account for the investment portion of these contracts under deposit accounting. Estimated payments due to the policyholder for the investment portion are estimated on a regular basis and recorded in the relevant periods as a liability captioned “investment deposits by policyholders”, with a corresponding

Securities and Exchange Commission	August 2, 2005

change in such liability recorded as an expense captioned “income credited to investment deposits by policyholders”. Investment deposits by policyholders are accreted using the interest rate method based on the present value of expected payments on the investment portion of the outstanding contracts, without deductions for future surrender penalties. The amount of expected payments includes estimated retained maturity refunds from “total loss” policies, which are paid to other holders of maturing policies.

Amounts we allocate to policyholders under the investment portions of these contracts are closely linked with the investment income earned on specific asset pools. Accordingly, if investment income earned exceeds the committed interest rate on the relevant contracts, we may, generally at our discretion, issue policyholder dividends (“additional payments”) to policyholders in the form of credits to investment deposits held by policyholders, which are recorded as additional expense under the line item captioned “income credited to investment deposits by policyholders”. Any such declared and unpaid additional payments are forfeited if a policyholder surrenders his or her policy or forfeits the investment portion of the contract (e.g., in a “total loss” situation). We have not declared any such additional payments for the past five years ended March 31, 2005.

If investment income performance falls below the committed interest rate, then we generally fund the shortfall. We maintain an active asset-liability management program to match our investment assets and liabilities in respect of these types of contracts.

Comment 7:

(o) Reinsurance, page F-15

7-1.	Please describe to us the significant types of reinsurance contracts you have executed, including ART and catastrophe reinsurance, the accounting method utilized for each type, e.g. retrospective or prospective, and the credit risk associated with reinsurance recoverable on losses and prepaid reinsurance premiums.

Response:

In response to the Staff’s comment we provide below information relating to the significant types of our reinsurance contracts:

Treaty (Proportional) Reinsurance

This type of reinsurance contract involves reinsurers sharing a proportional part of the original premiums and losses under the underlying insurance contracts being reinsured. We generally arrange this type of reinsurance in the form of a

Securities and Exchange Commission	August 2, 2005

reinsurance treaty arrangement, where we are automatically authorized to cede any business under a set of terms and conditions previously agreed upon without obtaining separate prior consent to each cession from the reinsurers. We generally treat treaty reinsurance as prospective reinsurance and account for it in the manner described under the caption “Accounting Treatment for Treaty and Facultative Reinsurance” below.

Examples of our proportional reinsurance arrangements are described below:

•	CALI Reinsurance. We write compulsory automobile liability insurance (“CALI”) in the Japanese market, which is required for registration and periodic inspections of automobiles in Japan. Licensed non-life insurance companies in Japan are required to offer CALI to customers, and all of the premiums written for and losses arising from these policies are required by statute to be reinsured with the CALI Reinsurance Pool, itself a Japanese government-controlled entity in which insurers offering CALI policies participate. This mandatory pooling arrangement distributes the risk of loss equitably among participating insurers.

•	Earthquake Reinsurance. We write earthquake insurance in the Japanese market and reinsure a portion of these risks pursuant to the Japanese Law Concerning Earthquake Insurance, which contemplates a partial reinsurance arrangement for earthquake insurance policies for dwellings and their contents. Accordingly, when we write an eligible policy, we generally cede the entire risk and the associated premiums to Japan Earthquake Reinsurance Company Limited (“JER”), a private company owned by major Japanese non-life insurance companies. JER then retrocedes a portion of the risk assumed to participating insurers in a retrocession contract. Under this retrocession contract, a participating insurer, such as ourselves, does not receive a retrocession premium in cash, but rather the insurer receives a contractual right to the funds withheld by JER, which represents cumulative retrocession premiums plus accumulated interest.

•	Catastrophe reinsurance. As described on page 27 of our 2004 Form 20-F, we cede catastrophe reinsurance arrangements, including in respect of our coverage for earthquake risks associated with Tokyo-area commercial properties.

Facultative Reinsurance

This type of reinsurance contract, unlike a treaty reinsurance arrangement, generally requires separate prior consent from each reinsurer for each risk ceded. Our facultative reinsurance arrangements include proportional and excess-of-loss reinsurance, and we generally cede facultative reinsurance if and when we

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determine that underwriting capacity provided by treaty reinsurance is not sufficient to address our desired risk profile. We generally treat facultative reinsurance as prospective reinsurance and account for it in the manner described under the caption below.

Accounting Treatment for Treaty and Facultative Reinsurance

With respect to the foregoing types of treaty and facultative reinsurance policies, we generally cede risks under prospective reinsurance contracts, which are accounted for in accordance with Statement of Financial Accounting Standards No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (“FAS 113”) as short-duration reinsurance contracts. We record amounts paid for prospective reinsurance as prepaid reinsurance premiums and amortize the premiums into expense over the contract periods in proportion to the amount of reinsurance protection provided. The asset captioned “reinsurance recoverable on losses” represents our estimate of amounts recoverable from reinsurers on reported and unreported losses and claims and loss adjustment expenses. In accordance with FAS 113, we estimate reinsurance recoverable amounts in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance. In accordance with Statement of Financial Accounting Standards No. 60, “Accounting and Reporting by Insurance Enterprises” (“FAS 60”), we recognize our assumption of mandatory retrocession of CALI policies and retrocession from JER as premium revenue, while we treat the contractual rights to the funds withheld by JER as a deposit asset. Assumed retrocession losses are estimated and recorded on an incurred basis in accordance with FAS 60.

Other Reinsurance Activities

In addition to the reinsurance activities described above, we also engage in other types of reinsurance activities through our principal subsidiaries, their branches and affiliates. The extent and range of these reinsurance activities have increased in recent years as we have sought to diversify our risk profile to include a limited number of:

•	Structured products, generally accounted for under deposit accounting or reinsurance accounting principles in accordance with FAS 113, depending on whether the applicable insurance risk (as defined in FAS 113) has been transferred;

•	Transformer arrangements, typically involving the purchase of derivatives to hedge risks of natural catastrophe reinsurance assumed. The derivatives portion of these transactions is generally accounted for based on changes in fair values in accordance with Statement of Financial Accounting Standards

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No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Premiums assumed for natural catastrophe risks are accounted for under reinsurance accounting principles in accordance with FAS 113;

•	Catastrophe bonds involving the purchase of debt securities held as assets and providing interest income, generally accounted for as available-for-sale securities in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities”; and

•	Catastrophe risk exchanges, typically involving the exchange of Japanese earthquake and typhoon exposure for non-Japanese natural peril exposure from other insurance and reinsurance companies. The exchanges generally comprise a set of independent short-duration inward and outward reinsurance contracts between us and the counterparty insurer or reinsurer (i.e., one by which we cede risks in Japan and the other by which we assume risks outside Japan, each with the same counterparty), generally accounted under reinsurance accounting principles in accordance with FAS 113 for ceded risks and FAS 60 for assumed risks.

Management of Credit Risk Associated With Reinsurance

We are exposed to contingent liability with respect to ceded reinsurance, which would become an actual liability to the extent any reinsurer or counterparty fails to meet its obligation to us. Accordingly, we regularly perform credit risk reviews on our reinsurers and counterparties. Because of the large amount of funds we hold under reinsurance treaties and our favorable historical results with the reinsurers and counterparties involved, no material amounts were considered uncollectible and no material provisions were made for this contingency as of March 31, 2004, and although we have not completed our consolidated financial statements for the year ended March 31, 2005, we do not anticipate having any such amounts or provisions as of March 31, 2005.

7-2.	Please tell us why you did not disclose the significant types of reinsurance contracts executed as required by Rule 7-03(a)(13)(6) of Regulation S-X.

Response:

We note the Staff’s comment regarding the disclosure requirements of Rule 7-03(a)(13)(c) of Regulation S-X. In accordance with FAS 113 and Rule 7-03(a)(13)(c) of Regulation S-X, we disclose in the footnotes to the consolidated financial statements included in our 2004 Form 20-F information concerning the general nature of reinsurance, including the nature of contingent liability in connection with insurance ceded. We believe that detailed discussion of our reinsurance arrangements by product line was appropriately placed in the

Securities and Exchange Commission	August 2, 2005

description of our business in the forepart of our 2004 Form 20-F. We note for the Staff that the relevant elements of our reinsurance arrangements were described therein on pages 26 through 28, while a summary of the total effects of these reinsurance arrangements on our consolidated income was provided in Footnote 4 to the consolidated financial statements included therein. Given these disclosures in the forepart of the document and in the financial statements, we believe that additional footnote disclosure in the consolidated financial statements is not necessary. In our 2005 Form 20-F we would propose to continue to provide detailed description of our reinsurance arrangements in the forepart and a summary of the total effects on our consolidated income in Footnote 4 to our consolidated financial statements, without repeating the information in other parts of the financial statements.

Comment 8:

Note 4. Reinsurance, page F-26

8-1.	Please describe to us the strategic objectives of your reinsurance activities, how your reinsurance agreements have been structured to achieve these objectives and the actual and expected impact of these arrangements on your operations, cash flow and financial position for each period presented.

Response:

In response to the Staff’s comment we can advise you that in the ordinary course of business, we cede and assume risks under treaty and facultative reinsurance arrangements and other similar arrangements to and from other insurance companies principally in order to better diversify our risks and enhance our underwriting capacity. Our treaty reinsurance helps us limit the loss amount on an individual-risk basis by spreading the risk proportionally with other insurers. We also actively seek to utilize reinsurance to limit potential losses arising from specific extraordinary or catastrophic loss risks, including earthquake and typhoon risks. As a general matter, by ceding reinsurance we also seek to enhance stabilization of profits—by reducing fluctuations of loss ratios arising from large or multiple claims—and procure greater capacities to write larger risks. As a general matter, by assuming reinsurance, we seek to further diversify our risk portfolio while gaining additional potential sources of income.

In response to the Staff’s Comment 7 and 8, we also advise you that certain of our subsidiaries have recently received subpoenas and a documentary request from regulators requesting documents relating to certain types of our reinsurance transactions, including a subpoena dated May 19, 2005 from the Division of Enforcement of the Commission requesting information relating to certain “non-traditional products”. We are actively cooperating with the relevant

Securities and Exchange Commission	August 2, 2005

authorities with respect to these matters. Although our efforts to collect information in response to the subpoenas and the documentary request are continuing, we are not at this time aware of additional disclosure that we believe should be made in respect of our general or specific reinsurance activities. However, to the extent that these regulatory investigations remain ongoing or we identify other matters relating to our reinsurance activities that would be material to investors, we will expect to include appropriate disclosure in our 2005 Form 20-F due by September 30, 2005 or in additional Form 6-K submissions from time to time.

Note 4. Reinsurance, page F-26

8-2.	Explain to us the basis for your decision not to provide footnote disclosure of your insurance pooling arrangements with the Japan Earthquake Reinsurance Company Limited and the CALI Reinsurance Pool, including the basis for and timing of your assessments under each program, the amount of related provisions in policy liabilities and accruals, and the relevant technical literature that you relied upon in accounting for these arrangements.

Response:

JER. As discussed above, we utilize treaty reinsurance in order to limit potential losses arising from large catastrophic events by capping our total accumulated amount of losses from the retention of individual risks (subject to recoveries from applicable proportional reinsurance). The JER program described in response to Comment 7 above is an example of such reinsurance.

We believe that the relevant elements of our participation in the JER program were described on pages 23 through 24 of our 2004 Form 20-F. Given this disclosure in the forepart of the document, we believe that additional separate footnote disclosure in the consolidated financial statements is not necessary. In addition, we note for the Staff that reinsurance amounts ceded to and assumed from JER were disclosed, though not separately, in the footnotes to our consolidated financial statements in the summary total of all reinsurance amounts ceded and assumed. Accordingly, in our 2005 Form 20-F we currently expect to continue to describe the JER program in the forepart without disclosing in a footnote to our consolidated financial statements the impact of the JER program separately from that of our other reinsurance activities. Please see our response to Comment 7 above for information on the basis for and timing of our assessment as well as relevant technical accounting literature citations.

As of March 31, 2004, the amount of our loss reserves relating to the JER program amounted to nil, since there were no unpaid earthquake losses arising from

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the assumed reinsurance program. We assess our JER program periodically and record the impact of the program on an actuarial basis as described in Footnote 1.(o) to our consolidated financial statements regarding significant accounting policies.

CALI. As discussed above, we write CALI policies as required by Japanese law and in turn cede these risks to the CALI Reinsurance Pool. We believe that the relevant elements of our participation in the CALI Reinsurance Pool were described on page 22 of our 2004 Form 20-F. Given such disclosure in the forepart of the document, we believe that additional separate footnote disclosure in the consolidated financial statements is not necessary. In this regard, we note that:

•	There is limited credit risk associated with the CALI Reinsurance Pool due to the nature of the industry participation.

•	Reserves associated with our automotive claims (including CALI) are generally paid or recognized within two years from the casualty date. Therefore, losses relating to automobile claims generally are relatively short-tailed.

•	Given recent changes to our organization and reporting channels as described in our response to Comment 9 below, we expect to separately present line of business information relating to our CALI line of business in our 2005 Form 20-F.

In addition, we note for the Staff that reinsurance amounts ceded to and assumed from the CALI Reinsurance Pool were disclosed, though not separately, in the footnotes to our consolidated financial statements in the summary total of all reinsurance amounts ceded and assumed. Accordingly, in our 2005 Form 20-F we currently expect to continue to describe the CALI program in the forepart without disclosing in a footnote to our consolidated financial statements the impact of the CALI program separately from that of our other reinsurance activities. Please see our response to Comment 7 above for information on the basis for and timing of our assessment as well as relevant technical accounting literature citations.

As of March 31, 2004, the amount of our loss reserves relating to the CALI program amounted to approximately ¥ 210,871 million. We assess our CALI program periodically and record the impact of the program on an actuarial basis as described in Footnote 1.(o) to our consolidated financial statements regarding significant accounting policies.

Please see Annex 8 attached hereto for a form of the current draft footnote disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 8.

Securities and Exchange Commission	August 2, 2005

Comment 9:

Note 16. Business Segments, page F-39

9.	Based on your description of business starting on page 16, it appears that you have reportable segments under SFAS 131 in addition to property and casualty and life insurance. For example, it appears that the lines of business within property and casualty are reportable segments and do not meet the aggregation criteria in paragraph 17 of SFAS 131. Please explain to us how you determined reportable segments under SFAS 131. Tell us if you have combined information about operating segments that do not meet the quantitative thresholds with other reportable segments. If so, explain to us how you have complied with paragraphs 19 and 21 of SFAS 131.

Response:

In response to the Staff’s comment we note that the business segment information presented in our 2004 Form 20-F directly reflected the prevailing manner by which our chief operating decision-makers assessed the performance of our various businesses during the year ended March 31, 2004.

However, in October 2004 we initiated a broad reorganization of our insurance and other operations, including the merger of our two main non-life subsidiaries in Japan. As part of these operational changes our management reporting to the chief operating decision-makers has been enhanced to provide more detailed segment and line of business information. As a result of these changes and a further review of the internal reports now available, we are proposing to modify the footnote disclosure on business segments in our consolidated financial statements to disclose additional information.

Please see Annex 9 attached hereto for a form of the current draft footnote disclosure we expect to include in our consolidated financial statements in the 2005 Form 20-F in respect of Comment 9. Certain items therein appear in bullet form since the calculation of 2004 and 2003 data will be affected by our reclassification of internal reporting and the reclassified numbers are not yet available. We expect to provide data for these periods, along with the 2005 data, in our 2005 Form 20-F.

Comment 10:

10.	Please tell us why underwriting results were not disclosed and reconciled to total consolidated profit or loss as it appears to be the measure reported to the chief operating decision maker for purposes of making decisions about allocating resources and assessing property and casualty operating performance. Please refer to paragraphs 25 and 32 of SFAS 131.

Securities and Exchange Commission	August 2, 2005

Response:

We note the Staff’s comment. Our consolidated financial statements in our 2004 Form 20-F included business segment footnote disclosure providing summary income statement information from which the underwriting profits could be easily determined. We believe that this presentation provided information on segmental income reconciled to total consolidated net income, while also providing the reader sufficient information to calculate underwriting profits by segment. We adopted this format of presentation because underwriting profits were used by internal management as a monitoring tool for our property and casualty insurance business but not for our life insurance business. However, in response to the Staff’s comment and as described in our response to Comment 9 above, in the business segment footnote disclosure we currently expect to include in the consolidated financial statements in our 2005 Form 20-F we expect to separately disclose certain key performance measures which include underwriting results and loss ratios for segments within our property and casualty business.

* * * * *

Securities and Exchange Commission	August 2, 2005

If you have any questions about this response letter or any further comments on Millea Holdings’ 2004 Form 20-F, please do not hesitate to contact Mr. Katsumi Suetsugu of Millea Holdings in Tokyo (Tel: +81-3-6212-3597; Fax: +81-3-6212-3712), Mr. Michael Liesmann of PricewaterhouseCoopers LLP in New York (Tel: 973-236-4569; Fax: 813-741-4625) or Eugene Gregor of Davis Polk & Wardwell in Tokyo (Tel: +81-3-5561-4566; Fax: +81-3-5561-4425).

Sincerely yours,

/s/ Eugene Gregor

Attachments

cc:	Mr. Katsumi Suetsugu

Mr. Hirokazu Fujita

Mr. Shigeru Taguchi

Mr. Makoto Hirokawa

Millea Holdings, Inc.

Mr. Michael Liesmann

PricewaterhouseCoopers LLP

Mr. Akira Yamate

ChuoAoyama PricewaterhouseCoopers

Fumiko Yokoo, Esq.

Davis Polk & Wardwell, Tokyo Office

Annex 1 - Proposed Enhancements to

MD&A Disclosure for 2005 Form 20-F

A. MD&A – Critical Accounting Policies

Set forth below in boldface type are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Critical Accounting Policies

The accounting policies that we follow when preparing U.S. GAAP consolidated financial statements are fundamental to understanding our financial condition and results of operations. Many of these accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities.

Our significant accounting policies are summarized in the notes to our U.S. GAAP consolidated financial statements included in this annual report. The following is a summary of our critical accounting policies.

Impairment of Securities Available for Sale

Under U.S. GAAP, we are required to recognize an impairment loss for “other than temporary” declines in the fair value of equity and fixed maturity securities available for sale. Determinations of whether a decline is other than temporary often involve estimating the outcome of future events. Management judgment is required in determining whether existing factors indicate that an impairment loss should be recognized at any balance sheet date. These judgments are based on subjective as well as objective factors.

When it is determined that a decline in value is other than temporary, the carrying value of the security is reduced to its fair value, with a corresponding charge to earnings. This corresponding charge is referred to as an impairment and is reflected in “Realized losses on investments” in the consolidated income statement. See “—Results of Operations” for a discussion of the effects of impairments on our operating results for the years ended March 31, 2005, 2004 and 2003.

Among the factors that management considers when determining whether declines in the value of equity securities below their costs are other than temporary is the likelihood that those declines will be reversed. For marketable equity securities, management evaluates each of the securities and considers a variety of facts, including (a) whether the value of the securities continued to be below cost for more than 12 months, (b) whether the value of the securities continued to be more than 20% below cost during any six-month period and (c) whether there has been a decline in value to below 30% of cost as measured at the end of any fiscal year. For non-marketable equity securities and fixed maturity securities, management considers whether sharp declines in value over a short period of time reflect fundamental valuation issues such as the deterioration of the issuer’s financial position and credit rating.

When evaluating whether declines in the value of investments are other than temporary, management considers the current and expected economic conditions. Management’s general expectation at March 31, 2005 was that economic conditions in Japan would [TBD] the economic conditions that prevailed during the year ended March 31, 2005, when Japan’s real GDP grew at a •% annual rate. Management’s general expectation at March 31, 2004 was also that economic conditions in Japan would improve from the economic conditions that prevailed during the year ended March 31, 2004, when Japan’s real GDP grew at a 2.0% annual rate. The level of impairment losses can be expected to increase when economic conditions deteriorate and to decrease when

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economic conditions improve. If the economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

After considering these and other factors, we write down individual securities holdings to fair value when management determines that a decline in fair value below the acquisition cost of the securities is other than temporary. See also “Results of Operations—Year Ended March 31, 2005 Compared to Year Ended March 31, 2004” and “Results of Operations—Year Ended March 31, 2004 Compared to Year Ended March 31, 2003”.

See note 3 to our consolidated financial statements for more information on the amortized cost and fair value of fixed maturity securities available for sale by contractual maturity and for the fair value of equity securities available for sale.

Valuation Allowances for Loan Losses

The valuation allowances for loan losses represent management’s estimate of probable losses in our loan portfolios. The evaluation process involves a number of estimates and judgments. Our allowances for loan losses consist of specific allowances for specifically identified impaired borrowers and general allowances for homogeneous pools of commercial and consumer loans, and other loans which are not specifically identified as impaired.

We use a credit rating system to determine the credit quality of our borrowers. Borrowers are graded using information believed to reflect their ability to fulfill their obligations. These factors are based on our evaluation of current and historical information as well as subjective assessments and interpretations. Emphasizing one factor over another or considering additional factors that may be relevant in determining the credit rating of a particular borrower, but which are not an explicit part of our methodology, could impact the credit rating we assign to that borrower.

The allowance is based on two principles of accounting:

SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”, and SFAS No. 118, “Accounting by Creditors for Impairment of a Loan — Income Recognition and Disclosures”, which require that losses be accrued based on the difference between the loan balance and the present value of future cash flows or values that are observable in the secondary market; and

SFAS No. 5, “Accounting for Contingencies”, which requires that losses be accrued when they are probable of occurring and quantitatively estimable.

We record specific allowances for loan losses when we determine that an individual borrower is not able to keep current with payments on its loans. Large groups of smaller balance homogeneous loans and other loans which are not specifically identified as impaired are collectively evaluated for impairment. For large groups of smaller balance homogeneous loans, we record “unallocated valuation allowances”, or general allowances, for loan losses to reflect loss contingencies underlying individual loan portfolios. Based on our past experience, it is probable that a certain percentage of our loans are impaired at any balance sheet date even if there is no specific loss information for individual loans. We calculate the amount of the general allowance for any period by taking aggregate loans, which excludes loans covered by specific allowances, for each credit category and multiplying the amount by the average of each category’s overall loan loss ratio in the past three years. This estimated allowance is then adjusted for qualitative factors in accordance with the current macroeconomic conditions prevailing at each period and current lending policies and practices. Since these qualitative factors reflect factors not present in the quantitative analysis they are highly subjective. The amount of the general allowance has varied from year to year due in part due to fluctuations in the historical loan loss ratios.

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Determination of the adequacy of allowances for loan losses requires an exercise of considerable judgment and the use of estimates, such as those discussed above. To the extent that actual losses exceed management’s estimates, additional allowance for loan losses may be required that could have a materially adverse impact on our operating results and financial condition in future periods.

During the years ending March 31, 2005, 2004 and 2003, loan losses of ¥ • million, ¥8,312 million and ¥ 6,240 million, respectively, were recorded, which represented •%, 1.36% and 0.97%, respectively, of the average loan portfolio during the period. As of March 31, 2005 and 2004, the allowance for loan losses was ¥ • million and ¥ 19,732 million, respectively, which represented •% and 3.53%, respectively, of the outstanding loan portfolio.

Our loan asset portfolio consists mainly of loans to individuals and corporations resident in Japan. Therefore, the level of impairment losses can generally be expected to increase when economic conditions in Japan deteriorate and decrease when economic conditions in Japan improve. If the Japanese economy performs differently from management’s expectations, actual impairment losses could be different from the estimates.

Furthermore, as of March 31, 2005, we had mortgage loans on real estate mainly located in Japan. While impairments on these mortgage loans are influenced by a number of factors, the level of impairment losses can be expected to increase when conditions of the real estate market in Japan deteriorate and decrease when conditions of the real estate market in Japan improve. If conditions of the real estate market in Japan differ from managements’ expectations, actual impairment losses might be different from the estimates.

Valuation of Financial Instruments with No Available Market Prices

Certain assets and liabilities, including fixed maturity securities available for sale and financial derivatives, are reflected at their estimated fair values in our U.S. GAAP consolidated financial statements. As of March 31, 2005, •% of the equity securities available for sale, virtually all financial derivatives and a small portion of the fixed maturity securities available for sale that we held in our investment portfolio were not listed or quoted, meaning there were no available market prices for these financial instruments.

For financial instruments with no available market prices, we determine fair values for the substantial majority of our portfolios based upon externally verifiable model inputs and quoted prices, such as exchange-traded prices and broker-dealer quotations of other comparable instruments, and use market interest rates in determining discount factors. All financial models, which are used solely for pricing each financial instrument, must be validated and periodically reviewed by qualified personnel independent of the division that created the model.

We determine fair values of equity securities with no available market price based on various valuation techniques. These techniques generally commence with obtaining the investee’s financial statements and calculating an adjusted net asset value. Additional valuation techniques are then applied as appropriate and may include comparisons with similar companies which are listed and thus have available fair value information and/or the use of internal and external valuation experts. All internal valuations are prepared and then reviewed by two separate departments to ensure that the valuations are our best estimate of the investment’s fair value.

The fair value of derivatives is determined based upon liquid market prices evidenced by exchange-traded prices, broker-dealer quotations or prices of other transactions with similarly rated counterparties. If available, quoted market prices provide the best indication of fair value. If quoted market prices are not available for derivatives, we discount expected cash flows using market interest rates commensurate with the credit quality and maturity of the investment. Alternatively, we may use model pricing to determine an appropriate fair value (for example, option pricing models). In determining fair

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values, we consider various factors, including time value, volatility factors and the values of underlying options, warrants and derivatives.

Fair value estimates are made at a specific point in time, based upon relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates. See “—Quantitative and Qualitative Disclosure About Market Risk”.

Amortization of Deferred Policy Acquisition Costs

We defer certain costs incurred in acquiring new business to the extent such costs are deemed recoverable from future profits. These costs are principally external sales agents’ commissions, in-house sales agents’ salaries, other compensation and other underwriting costs. For property and casualty insurance products, we defer and amortize (i.e., expense) these costs over the period in which the related premiums written are earned. For traditional life insurance products, we generally defer and amortize these costs over the premium paying period of the policy. For investment contracts, we defer and amortize these costs with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. We review our deferred policy acquisition costs periodically to determine if they are likely to be offset by future premium revenue recognition. If any of these deferred policy acquisition costs are not considered recoverable, we write off those costs in the current year. For the years ended March 31, 2005, 2004 and 2003, we did not have any material writeoffs of deferred policy acquisition costs reflected in our income statements.

Estimates of future gross profits are made at a specific point in time based upon relevant available information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and changes in assumptions made could significantly affect these estimates.

Accounting for Deposit-Type Insurance Products

We allocate premiums for the indemnity and investment portions of deposit-type insurance products at the inception of the policy. The premium for the indemnity portion is calculated the same way that the premium for a traditional indemnity policy with no savings portion is calculated. The premium for the savings portion represents the present value of the lump-sum or annuity refund, discounted using the committed interest rate and the “total loss termination” rate. Total loss termination occurs when a full payout is made for the indemnity portion of the contract, in which case the policy terminates without any maturity refund being paid to the policyholder. The weighted average annual frequency of our total loss terminations for the three-year period ended March 31, 2005 was approximately •%.

Premiums for the savings portion of the contract are accounted for as an increase to the liability for refunds captioned “investment deposits by policyholders”. At the end of each fiscal year, the present value of future payments of maturity refunds of contracts in force, net of the present value of the savings portion of future premiums, is accounted for as “investment deposits by policy holders”. The present value of future cash flows is calculated using the committed interest rate and the total loss termination rate, which are both set at the inception of the contracts.

Policy acquisition costs are not charged to the savings portion of the contracts. Costs associated with policy acquisition of deposit-type products are charged to the insurance portion and amortized over the contract period. This is based on the observation that there is no substantial difference in the level of policy acquisition costs depending on whether the savings feature is incorporated.

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B. MD&A – Results of Operations

Set forth below is a table we propose to add to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Year Ended March 31, 2005 Compared to Year Ended March 31, 2004” in our 2005 Form 20-F. We also propose to add a similar table to “—Year Ended March 31, 2004 Compared to Year Ended March 31, 2003” in our 2005 Form 20-F.

The following table sets forth our gross unrealized losses on available-for-sale securities as of the dates indicated:

	Available-for-Sale Securities
	Gross unrealized losses as of March 31, 2005		Gross unrealized losses as of March 31, 2004
	(yen in millions except percentages)
Fixed maturity securities	•		42,986
Equity securities	•		10,425

Total	•		53,411

Gross unrealized loss as a percentage of total carrying value	•	%	1.1%

During the year ended March 31, 2005, some of the available-for-sale securities with unrealized losses at the beginning of the fiscal year were sold. These sales transactions resulted in a net realized gain of ¥ • million against corresponding gross unrealized losses at the beginning of the 2005 fiscal year of ¥ • million.

Furthermore, during the year ended March 31, 2005, management determined that with respect to available-for-sale securities with ¥ • million in unrealized losses as of March 31, 2005, an other-than-temporary impairment existed, amounting to ¥ • million. Management determined that this other-than-temporary impairment occurred during the year ended March 31, 2005 and the impairments have been charged accordingly to the income statement.

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Annex 2 - Proposed Enhancements to

Insurance Reserves Disclosure for 2005 Form 20-F

Set forth below in boldface type are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Insurance Reserves

Loss, Claim and Loss Adjustment Expense Liability

Our loss, claim and loss adjustment expense liability represents estimates of future payouts that we will make in respect of property and casualty and life insurance claims, including expenses relating to those claims for insured events that have already occurred as of the balance sheet date.

As of March 31, 2005, our loss, claim and loss adjustment expense liability accrued by line of business was as follows:

Line of Business	Loss, claim and loss adjustment expense liability as of March 31, 2005
(yen in millions)
Property and casualty business:
Voluntary automobile	¥	•
CALI		•
Fire & allied		•
Personal accident		•
Cargo & transit		•
Hull		•
Other		•
Life insurance business		•

Total	¥	•

The establishment of our loss, claim and loss adjustment expense liability is an inherently uncertain process, involving assumptions as to factors such as court decisions; changes in laws, social, economic and demographic trends, inflation and other factors affecting claim costs; and, in our life insurance business, assumptions regarding mortality and morbidity trends.

We estimate loss, claim and loss adjustment expense liability for reported claims on a case-by-case basis, based on the facts known to us at the time reserves are established. We periodically adjust these estimates to recognize the estimated ultimate cost of a claim. In addition, we establish reserves in our property and casualty business to recognize the estimated cost of losses that have occurred but about which we do not yet been notified. When actual claims experience differs from our previous estimates, the resulting difference will be reflected in our reported results for the period of the change in the estimate. See “Business — Property and Casualty Insurance — Property and Casualty Losses and Reserves — Property and Casualty Reserves”.

As claims are reported over time, not all claims incurred during a fiscal period will be reported to us by the balance sheet date. Accordingly, we estimate incurred but not yet reported amounts using actuarial methods. We apply actuarial methods appropriate for each line of business. The

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majority of the loss, claim and loss adjustment expense liability is determined utilizing an incurred loss triangle method. Under the incurred loss triangle method, incurred losses (i.e., paid claims plus case reserves) and loss ratios are tracked by accident year for each line of business to determine loss development factors. These loss development factors, along with any known or anticipated trends in claims development, are considered by management in determining the loss development factor to be utilized in calculating the appropriate level of reserve for the current fiscal year.

In developing our property and casualty reserves, we review our actual experience against our expectations and adjust the reserves as appropriate. Given the subjectivity associated with physical damages (e.g., bodily injuries), we consider the trend of severity and frequency information available to us carefully in determining the amount of reserves for physical damages. During the year ended March 31, 2005, we noted [TBD] significant trend developments in our property and casualty business.

Claims for non-physical damages (e.g., non-bodily injuries) are generally relatively short-tailed (generally one to two years) and actual experience generally does not differ significantly from our expectations, which helps to reduce the sensitivity of most property and casualty loss reserves to future developments and trends.

For the years ended March 31, 2005, 2004 and 2003, our adverse developments for claims related to prior years (net of reinsurance) were as follows:

	Year ended March 31,
	2005			2004	2003
	(yen in millions, except percentages)
Claims expense recognized in the current year relating to prior years, net of reinsurance	¥	•		¥9,325	¥438

Claims expense recognized in the current year relating to prior years as a percentage of opening reserves for losses, claims and loss adjustment expenses, net of reinsurance		•	%	1.18%	0.07%

Claims expense recognized in the current year relating to prior years as a percentage of net incurred losses, net of reinsurance		•	%	0.83%	0.04%

As set forth in the above table, subsequent developments on prior years’ claims represented an immaterial portion of the current year’s claims expense for the periods presented.

Policy Benefits and Losses

We estimate policy benefits and losses using long-term actuarial assumptions of future investment yields, mortality, morbidity, policy terminations and expenses. These assumptions include provisions for adverse deviations and generally vary by characteristics such as type of coverage, year of issue and policy duration. Future investment yield assumptions are determined at the time the policy is issued based upon prevailing investment yields as well as estimated reinvestment yields. Mortality, morbidity and policy termination assumptions are based on our experience and an

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industry experience prevailing at the time the policies are issued. Expense assumptions are based on our general experience and include expenses to be incurred beyond the premium-paying period.

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Annex 3 - Proposed Enhancements to

Liquidity and Capital Resources Disclosure for 2005 Form 20-F

Set forth below in boldface type are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Liquidity

As a holding company, we currently conduct all of our operations through our direct and indirect subsidiaries, including Tokio Marine & Nichido. Virtually all of our consolidated assets are held by, and all of our consolidated earnings and cash flows are attributable to, our direct and indirect subsidiaries. As a result, our liquidity and ability to pay expenses and meet obligations at the holding company level, as well as our ability to pay cash dividends on our shares, are dependent upon our ability to receive dividends from our subsidiaries. While we expect that our subsidiaries will contribute cash to us from time to time, their ability to do so is governed not only by their profitability and liquidity but also by a number of different regulations that are subject to change. See “Risk Factors—Risks Relating to Our Business”.

Our subsidiaries’ principal sources of funds are the operations of their property and casualty and life insurance business segments which are mainly located in Japan. These operations principally derive their cash flows from underwriting and investment operations.

In general, there is a time lag between when premiums are collected and when losses and benefits resulting from an event specified in the policy are paid. During this intervening time period, the premiums we collect are invested to generate investment income cash flows, primarily from interest and dividends. See “—Results of Operations”. Premiums collected and investment income received are our primary sources of cash resources while the payment of claim losses and benefits and related adjustment expenses are our main uses of cash resources.

While cash flows from operating activities have been generally sufficient to meet our funding requirements for claim payments and other operating needs, we may, if required, liquidate a portion of our investment portfolio and/or arrange for financing to address liquidity needs.

For our property and casualty operations, additional liquidity may be required if we experience a significant and prolonged increase in the frequency and severity of losses under the policies we write or assume. Significant catastrophic events—the timing and effect of which are inherently unpredictable—may also increase liquidity requirements for our property and casualty operations.

While we utilize various types of catastrophe reinsurance to limit losses associated with significant catastrophic events including earthquakes and typhoons, a timing difference will exist between our payments in respect of these losses to policyholders and the receipt of any reimbursement under our reinsurance arrangements. We evaluate our liquidity requirements in the event of catastrophic events by estimating the probable maximum loss and ensuring that we will have sufficient assets available to match anticipated resulting liquidity requirements.

We utilize an asset-liability management program to seek to ensure that we are able to make required claim payments in a timely manner. See “—Quantitative and Qualitative Disclosures About Market Risk—Property and Casualty Business”.

Our insurance operations include issuances of insurance contracts classified as investment contracts for accounting purposes. These investment contracts generally have cash payment

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requirements based on a stated rate which may differ in timing and amount from our returns on the asset portfolio allocated to fund the investment contract payments.

As of March 31, 2005 and 2004, almost all of our investment deposits by policyholders could be surrendered with penalties. Our average surrender rate over the past two years ended March 31, 2005 has been approximately 3% per annum of the number of outstanding policies.

For our life insurance operations, additional liquidity could be required if there is a significant deterioration in the actual mortality experience compared to the assumptions we utilize in pricing our life insurance policies. If such deterioration were to occur, life insurance payments on our policies may be required sooner, which would increase the liquidity requirements of our life insurance operations.

In addition, if a substantial portion of our life insurance operations’ bond portfolio were to diminish significantly in value, we may be required to liquidate other portions of our life insurance portfolio (generally consisting of insurance and investment contracts) and/or arrange for supplemental external financing. Events which could give rise to these additional liquidity requirements include, but are not limited to, a significant economic collapse of the Japanese economy or a significant change in prevailing interest rates. Interest rate changes may also affect our liquidity to the extent minimum returns or crediting rates provided in connection with some of our life insurance products vary over time from actual returns. Our life insurance liquidity requirements are also affected by changes in the level of policy surrenders and withdrawals. Our average surrender rate over the past two years ended March 31, 2005 has been approximately 7% per annum of the face value of outstanding policies. We utilize an asset-liability management program to seek to ensure that we are able to make required insurance claim and investment contract payments in a timely manner. See “––Quantitative and Qualitative Disclosures About Market Risk — Life Insurance Business”.

For our total operations, as of March 31, 2005, we had an estimated ¥• million in contractual payment obligations, of which an estimated ¥• million had a reasonably fixed and determinable payment period, and of which an estimated ¥• million did not have a reasonably fixed and determinable payment period. Of the reasonably fixed and determinable payment obligations, ¥• million are scheduled to be payable during the year ending March 31, 2006.

We expect to fund our contractual payment obligations with existing cash and cash equivalent resources, short-term investment resources, long-term investment resources and cash flows from operating activities. For the year ended March 31, 2005, after meeting cash requirements for operating activities (including contractual payment obligations), we generated net positive cash flows from operating activities of ¥• million, as compared to ¥380,647 million for the year ended March 31, 2004. We have had net positive cash flows from operating activities for each of the past 10 fiscal years, with the exception of the year ended March 31, 2001. Cash flows from operating activities in the year ended March 31, 2001 were supplemented by cash flows from investing activities.

Positive cash flows from operating activities for fiscal 2004 enabled cash to be invested in short-term and other investments. As a result, as of March 31, 2005, we had cash and cash equivalents of ¥• million, as compared to ¥432,874 million as of March 31, 2004. As of March 31, 2005, we also had investments of ¥• million, as compared to ¥9,393,222 million as of March 31, 2004. The increase in investments of ¥• resulted from a net investment of cash resources of ¥• million into investments and an increase in the fair value of unrealized investment of ¥• million. As the fair values utilized in making these determinations are point-in-time estimates, the realized cash values of our investments when sold or redeemed may differ materially.

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In addition, when we deem it appropriate or necessary, we may also seek to complement our cash flows from operating and investing activities with offerings of debt or equity securities in the capital markets or bank financings.

We believe that cash flows from the foregoing sources will be sufficient to satisfy our current liquidity requirements based on current developments and reasonably foreseeable contingencies.

Capital Resources

Our capital requirements consist principally of capital expenditures and debt repayment.

We made capital expenditures of ¥• billion in the year ended March 31, 2005, ¥17.6 billion in the year ended March 31, 2004 and ¥11.5 billion in the year ended March 31, 2003, in each case primarily for real estate for operational and lease purposes and for information technology systems development and equipment. At March 31, 2005, we had commitments in the amount of ¥• billion for capital expenditures.

Our debt outstanding amounted to ¥• million as of March 31, 2005, of which the current portion amounted to ¥• million. Debt outstanding at March 31, 2005 was comprised of the following:

	Due	(yen in millions)
Loans, 0.02% to 3.99%	2005-2016	¥
Equity linked notes, 2.20% to 28.00%	2005
Equity linked notes, zero coupon	2006-2007
Fixed rate notes, 0.01% to 0.96%	2005-2010
Floating rate notes, 0.06%	2005
Credit linked notes, 1.99% to 11.18%	2007
Unsecured bonds, 1.47% to 2.78%	2006-2021
Other notes	2034

Total debt outstanding		¥

As of March 31, 2005, ¥• million, or •% of our debt outstanding was denominated in Japanese yen, ¥• million, or •%, was denominated in [TBD], and ¥• million, or •%, was denominated in other currencies, including [TBD], [TBD] and [TBD].

These borrowings were made primarily for general corporate purposes, and there were no restrictions on the use of proceeds from these borrowings.

We also maintain investment deposits by policyholders, which are liabilities that must be returned to the policyholders under long-term insurance coverage unless there has been a substantial settlement under the policy. Investment deposits by policyholders amounted to ¥• million at March 31, 2005 and were primarily denominated in Japanese yen.

It is our policy to fund our capital requirements principally from cash flow from operating activities and external sources, such as issuances of debentures. In the future, we intend to explore funding opportunities from diversified external sources within the framework of applicable regulations.

At the holding company level, we intend to finance our capital requirements, investments and working capital needs primarily with a combination of dividends and advances from our subsidiaries and access to the international and domestic capital markets. We believe that dividends and advances provided by our subsidiaries, together with the proceeds from any capital markets offerings, will provide sufficient funds to meet our operating and capital requirements and to implement our corporate strategy.

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Effective as of August 19, 2003, we reduced our statutory additional paid in capital in the amount of ¥500 billion pursuant to Article 289, Section 2 of the Japanese Commercial Code and transferred that amount to our other capital surplus. This transfer enabled us, among other things, to repurchase our own shares of common stock. At our general shareholders’ meeting on June 27, 2003, our shareholders approved a share buyback of up to 120,000 shares of our common stock with an aggregate value of no more than ¥100 billion, pursuant to which we repurchased 75,646 shares for an aggregate purchase price of approximately ¥100 billion during the period from July 1, 2003 to May 21, 2004. At our general shareholders’ meeting on June 29, 2004, our shareholders approved a change to our Articles of Incorporation, entitling our board of directors to approve share buybacks. During the period from July 1, 2004 to May 20, 2005, we repurchased 60,823 shares of our common stock for an aggregate purchase price of approximately ¥92 billion pursuant to resolutions of our board of directors. At our board of directors meeting on June 28, 2005, our board of directors approved an additional share buyback of up to 17,500 shares of our common stock for an aggregate purchase price of no more than ¥20 billion during the period from June 29, 2005 to September 9, 2005.

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Annex 4 - Proposed Enhancements to

Contractual Obligations Tabular Disclosure for 2005 Form 20-F

Set forth below in boldface type are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Contractual Obligations

The table below sets forth the maturities of our contractual obligations as of March 31, 2005:

Payments due by period
	Total		Less than 1 year		1-3 years		3-5 years		After 5 years
(yen in millions)
Contractual obligations:
Investment deposits by policyholders(1)	¥	•	¥	•	¥	•	¥	•	¥	•
Debt outstanding		•		•		•		•		•
Capital lease obligation		•		•		•		•		•
Purchase obligation		•		•		•		•		•

Total contractual obligations(2)(3)	¥	•	¥	•	¥	•	¥	•	¥	•

(1)	The total amount of investment contracts that have no contractual maturity has not been included in the above this table as they were not reasonably fixed and determinable as of March 31, 2005, generally due to the absence of the occurrence of payment triggering events. The carrying amount of our investment deposit by policyholders under contracts that have no contractual maturity was ¥• million as of March 31, 2005.
(2)	The total amount of expected future pension payments has not been not included in the above table as such amount was not determinable as of March 31, 2005. We expect to contribute approximately ¥• million to our pension plans for the year ending March 31, 2006. See note 10 to our consolidated financial statements.
(3)	The total amount of payments for expected loss, claim and loss adjustment expense and policy benefits and losses payments of ¥• million has not been included in the above table as payments for these liabilities were not reasonably fixed and determinable as of March 31, 2005, generally due to the absence of the occurrence of payment triggering events.

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Annex 8 - Proposed Enhancements to Consolidated

Financial Statements Footnote 4 for 2005 Form 20-F

Set forth below in boldface type are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Notes to Consolidated Financial Statements

4. Reinsurance

In the ordinary course of business, the Company cedes risks to other insurance companies in order to better diversify its risks and limit potential losses arising from large catastrophic loss risks, although it does not relieve the Company of its obligations as direct insurer of the risks reinsured.

Prepaid reinsurance premiums represent the portion of premiums ceded to reinsurers applicable to the unexpired terms of the reinsurance contracts in force. Premiums written net of the amount ceded are recognized into income over the term of the policy. The asset captioned “reinsurance recoverable on losses” represents estimates of amounts that will be recovered from reinsurers on reported and unreported losses and claims and loss adjustment expenses. The reinsurance recoverable amount is estimated in a manner consistent with losses and claims and loss adjustment expense associated with the underlying insurance.

The Company is exposed to contingent liability with respect to reinsurance which would become an actual liability to the extent that any reinsurers failed to meet its obligations to the Company. Because of the large amount of funds held by the Company under reinsurance treaties and the Company’s favorable historical results with the reinsurers involved, no material amounts were considered uncollectible and no material provisions were made for this contingency.

The effect of ceded reinsurance on the consolidated statements of income for the years ended March 31, 2005, 2004 and 2003 is as follows:

	(Yen in millions)
	2005		2004	2003
Property and casualty:
Premiums written:
Direct	¥	•	1,978,555	1,987,463
Assumed		•	374,219	325,347
Ceded		•	(407,528)	(414,253)

Net premiums written	¥	•	1,945,246	1,898,557

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Premiums earned:
Direct	¥	•	1,952,151	1,952,534
Assumed		•	297,597	190,135
Ceded		•	(389,545)	(381,701)

Premiums earned	¥	•	1,860,203	1,760,968

Losses, claims incurred:
Direct	¥	•	1,100,584	1,064,457
Assumed		•	242,720	174,561
Ceded		•	(294,786)	(285,337)

Losses, claims incurred	¥	•	1,048,518	953,681

Life:
Premiums earned:
Direct	¥	•	248,719	263,361
Assumed		•	—	0
Ceded		•	(919)	(875)

Premiums earned	¥	•	247,800	262,486

Policy liabilities ceded	¥	•	318,432	300,847
Reinsurance recoverable on losses	¥	•	447,111	450,345

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Annex 9 - Proposed Enhancements to Consolidated

Financial Statements Footnote 16 for 2005 Form 20-F

Set forth below are proposed enhancements to our 2004 Form 20-F disclosure which we would expect to reflect—together with other modifications reflecting developments during the 2005 fiscal year—in our 2005 Form 20-F.

Notes to Consolidated Financial Statements

16. Business Segments

The Company’s business segment information is derived from the Company’s internal management reporting system used by management to measure the performance of its business segments. Unlike financial accounting, there is no authoritative guidance for internal management accounting. Accordingly, the business segment information is based on financial information prepared on a modified Japanese GAAP basis with internal management accounting rules and practices. Accordingly, the format and information presented on this basis is not consistent with the consolidated financial statements prepared on an U.S. GAAP basis. A reconciliation to net income on an U.S. GAAP basis is provided for the total net adjusted income for all combined segments.

During the year ended March 31, 2005, the Company completed its internal reorganization which included an integration of the Company’s two main operating property and casualty subsidiaries in Japan. Due mainly to this reorganization, the Company has modified its internal management reporting system. This has resulted in a change during the year ended March 31, 2005 of the reportable business segments as well as the internal management information presented. The comparative business segment disclosure for the years ended March 31, 2004 and 2003 has been reclassified to conform to the presentation for the year ended March 31, 2005.

The Company is currently organized according to the products and services it offers. These segments are as follows:

1.	Property and casualty. The Company writes insurance policies for the following lines of business: Marine; Fire and Allied; Voluntary Automobile; Personal Accident; Compulsory Automobile Liability Insurance (“CALI”); and Other, principally covering risks located in Japan (for Marine, covering risks of Japanese businesses located in Japan or elsewhere). The Company evaluates the results of the segment and sub-segments based upon premiums written and loss ratio.

2.	Life. The life insurance segment primarily assumes whole-life insurance and medical insurance. The Company evaluates the results of this segment based upon the sum assumed and adjusted net income.

3.	Other. The Company engages in certain other businesses, including the investment management business and foreign operations. Such other businesses are not significant on a segmental level.

The business segment information derived from the internal management reporting system is summarized in the two tables below. The first table summarizes the information by the three operating segments while the second table provides information on the property and casualty (“P&C”) business by major internal reporting units, in each case for the years ended March 31, 2005, 2004 and 2003.

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Information by Operating Segments For the Year Ended March 31, 2005

Segment Information – Operating Segments	Property & Casualty		Life	Other	Total Reportable Segments	Eliminations & Adjustments	Consolidated
P&C premiums written (1)	•		—	•	•	•	•
P&C losses paid (2)	•		—	•	•	•	•
Life premiums (3)	—		•	•	•	•	•
Policy benefits and losses paid for life (3)	—		•	•	•	•	•
Underwriting expenses (3)	•		—	•	•	•	•
P&C underwriting profit	•		—	—	—	—	—
P&C loss ratio (4)	•	%	—	—	—	—	—
Investment income & realized gains on investment (3)	•		•	•	•	•	•
Other income (expenses) (3)	•		•	•	•	•	•

Adjusted income total	•		•	•	•	•	•

Total investments (3)	•		•	•	•	•	•
Total assets (3)	•		•	•	•	•	•

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except it excludes premiums related to savings contracts.
(2)	P&C losses paid represents P&C losses paid during the period in accordance with Japanese GAAP (excludes case reserve and incurred but not reported accruals).
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.

Property and Casualty – Major Reporting Unit Information For the Year Ended March 31, 2005

Segment Information – Property & Casualty Major Internal Reporting Units	Marine		Fire & Allied		Voluntary Auto- mobile		Personal Accident		CALI		Other		Total
Premiums written	•		•		•		•		•		•		•
Losses paid	•		•		•		•		•		•		•
Loss ratio	•	%	•	%	•	%	•	%	•	%	•	%	•	%

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Information by Operating Segments For the Year Ended March 31, 2004

Segment Information – Operating Segments	Property & Casualty		Life	Other	Total Reportable Segments	Eliminations & Adjustments	Consolidated
P&C premiums written (1)	•		—	•	•	•	•
P&C losses paid (2)	•		—	•	•	•	•
Life premiums (3)	—		•	•	•	•	•
Policy benefits and losses paid for life (3)	—		•	•	•	•	•
Underwriting expenses (3)	•		—	•	•	•	•
P&C underwriting profit	•		—	—	—	—	—
P&C loss ratio (4)	•	%	—	—	—	—	—
Investment income & realized gains on investment (3)	•		•	•	•	•	•
Other income (expenses) (3)	•		•	•	•	•	•

Adjusted income total	•		•	•	•	•	•

Total investments (3)	•		•	•	•	•	•
Total assets (3)	•		•	•	•	•	•

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except it excludes premiums related to savings contracts.
(2)	P&C losses paid represents P&C losses paid during the period in accordance with Japanese GAAP (excludes case reserve and incurred but not reported accruals).
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.

Property and Casualty – Major Reporting Unit Information For the Year Ended March 31, 2004

Segment Information – Property & Casualty Major Internal Reporting Units	Marine		Fire & Allied		Voluntary Auto- mobile		Personal Accident		CALI		Other		Total
Premiums written	•		•		•		•		•		•		•
Losses paid	•		•		•		•		•		•		•
Loss ratio	•	%	•	%	•	%	•	%	•	%	•	%	•	%

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Information by Operating Segments For the Year Ended March 31, 2003

Segment Information – Operating Segments	Property & Casualty		Life	Other	Total Reportable Segments	Eliminations & Adjustments	Consolidated
P&C premiums written (1)	•		—	•	•	•	•
P&C losses paid (2)	•		—	•	•	•	•
Life premiums (3)	—		•	•	•	•	•
Policy benefits and losses paid for life (3)	—		•	•	•	•	•
Underwriting expenses (3)	•		—	•	•	•	•
P&C underwriting profit	•		—	—	—	—	—
P&C loss ratio (4)	•	%	—	—	—	—	—
Investment income & realized gains on investment (3)	•		•	•	•	•	•
Other income (expenses) (3)	•		•	•	•	•	•

Adjusted income total	•		•	•	•	•	•

Total investments (3)	•		•	•	•	•	•
Total assets (3)	•		•	•	•	•	•

(1)	P&C premiums written represents P&C premiums written in accordance with Japanese GAAP, except it excludes premiums related to savings contracts.
(2)	P&C losses paid represents P&C losses paid during the period in accordance with Japanese GAAP (excludes case reserve and incurred but not reported accruals).
(3)	Calculated in accordance with Japanese GAAP.
(4)	Ratio of losses and loss adjustment expenses paid to premiums written.

Property and Casualty – Major Reporting Unit Information For the Year Ended March 31, 2003

Segment Information – Property & Casualty Major Internal Reporting Units	Marine		Fire & Allied		Voluntary Auto- mobile		Personal Accident		CALI		Other		Total
Premiums written	•		•		•		•		•		•		•
Losses paid	•		•		•		•		•		•		•
Loss ratio	•	%	•	%	•	%	•	%	•	%	•	%	•	%

Reconciliation to U.S. GAAP

As noted above, the measurement bases of the income and expense items covered in the internal management reporting system are different from those accompanying consolidated income statement prepared in accordance with U.S. GAAP. Therefore, it is impracticable to present reconciliations of information for all business segments, other than the premiums earned and the “performance measure total” balances, to corresponding items in the accompanying consolidated income statement prepared in accordance with U.S. GAAP.

Reconciliation of the premiums earned under the Company’s internal management reporting system to premiums earned shown on the consolidated income statements prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 2005, 2004 and 2003 are as follows:

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Year ended March 31,
	2005	2004	2003
(yen in millions)
P&C premiums written	•	•	•
Life premiums	•	•	•

Total premiums per internal management reporting	•	•	•

Reclassification of fees and assessments of the contracts classified as investment contracts or universal life contracts	•	•	•
Reclassification of P&C unearned premiums to unearned premium reserve	•	•	•
Other adjustments – net	•	•	•

Premiums total	•	•	•

Premiums total consists of:
P&C premiums	•	•	•
Life premiums	•	•	•

Total	•	•	•

Reconciliation of the total amounts of performance measure total of the Company under its internal management reporting system to net income shown on the consolidated income statements prepared in accordance with U.S. GAAP for the fiscal years ended March 31, 2005, 2004 and 2003 are as follows:

Year ended March 31,
	2005	2004	2003
(yen in millions)
Adjusted income total	•	•	•
Incurred but not reported and loss adjustment expense accruals	•	•	•
Unearned premiums and reversal of statutory reserves	•	•	•
Deferred acquisition cost, net of premium deficiency reduction	•	•	•
Other adjustments – net	•	•	•

Income before income tax expense	•	•	•
Income tax expense	•	•	•

Net income	•	•	•

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